January 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

RE:	Music Acquisition Corporation Registration Statement on Form S-1 Filed January 15, 2021, as amended File No. 333-252152

Dear Ms. Haywood:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of The Music Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 2, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 500 copies of the Preliminary Prospectus dated January 21, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as Representative of the Several Underwriters

By:	/s/ Ryan Temming
Name:	Ryan Temming
Title:	Managing Director

CANTOR FITZGERALD & CO.
as Representative of the Several Underwriters

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Senior Managing Director